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October 12, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Amendment No. 3 to Registration Statement on Form S-1 of Hercules Offshore, Inc. (Registration No. 333-126457) and Response to SEC Staff Comments sent by a letter dated October 7, 2005

Ladies and Gentlemen:

On behalf of Hercules Offshore, LLC, a limited liability company to be converted into a corporation to be renamed Hercules Offshore, Inc., and pursuant to Regulation S-T under the Securities Act of 1933, we hereby transmit for electronic filing via the EDGAR system Amendment No. 3 to Hercules’ Registration Statement on Form S-1 (Registration No. 333-126457) and a memorandum of Hercules responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by a letter dated October 7, 2005.

Please telephone collect David L. Emmons (214.953.6414), Tull R. Florey (713.229.1379) or the undersigned (713.229.1958) of the firm Baker Botts L.L.P., counsel to Hercules, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Ian R. Brown
Ian R. Brown

cc:	Mr. Steven A. Manz

Hercules Offshore, LLC

Mr. David L. Emmons

Mr. Tull R. Florey

Baker Botts L.L.P.

October 12, 2005

HERCULES OFFSHORE, INC.

Memorandum in Response to Staff Comments

Amendment No. 2 to Registration Statement on Form S-1

(Registration No. 333-126457)

Filed September 22, 2005

This memorandum sets forth our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) in its comment letter dated October 7, 2005 relating to Amendment No. 2 to our Registration Statement on Form S-1 (No. 333-126457) that was filed on September 22, 2005. For your convenience, we have repeated each comment of the Staff as given in the comment letter, and set forth below such comment is our response. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 3 to the Registration Statement that we are filing today via EDGAR.

We respectfully request that the Staff review the Registration Statement, and our responses at its earliest convenience. Please advise us of any further comments as soon as possible. Based on our current roadshow schedule, we expect to request acceleration of the Registration Statement and price the offering on or around October 26, 2005.

Form S-1

General

1.	We note your revised disclosure in response to prior comments 1, 4, and 9. Update your disclosure to discuss the impact, if any, that Hurricane Rita had on your business or operations. We may have further comment upon reviewing your disclosure. Also, we note your response that you intend to file with your next pre-effective amendment a final version of counsel’s opinion. Please note that any new or revised exhibits are subject to our review. We may have further comment upon reviewing those materials.

Response: We have revised pages 5, 31, 35 and 36 in response to the Staff’s comment. We have supplementally provided the Staff with the final version of counsel’s opinion as Annex A to this memorandum, which we will file with the underwriting agreement in a pre-effective amendment, with the only change in the version to be filed being the change in the date. For your convenience, we are providing with the paper copy of this memorandum a marked copy of Exhibit 5.1 against the version we provided to you as Annex A to our memorandum dated August 22, 2005.

Annex A

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Hercules Offshore, LLC

2929 Briarpark Drive, Suite 435

Houston, Texas 77042

Ladies and Gentlemen:

As set forth in the Registration Statement on Form S-1 (Registration No. 333-126457) (the “Registration Statement”) filed by Hercules Offshore, LLC, a Delaware limited liability company that will be converted to a Delaware corporation to be renamed “Hercules Offshore, Inc.” as described therein (the “Company”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the proposed offer and sale of 9,200,000 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (“Common Stock”), by the Company and the Selling Stockholders identified in the Registration Statement (the “Selling Stockholders”), together with up to 1,380,000 additional shares of Common Stock that may be sold by the Selling Stockholders pursuant to the underwriters’ over-allotment option as described in the Registration Statement (the “Additional Shares”), certain legal matters in connection with the Shares and the Additional Shares are being passed upon for you by us.

We understand that the Shares are to be sold by the Company and the Selling Stockholders, and any Additional Shares are to be sold by the Selling Stockholders, pursuant to the terms of an Underwriting Agreement (the “Underwriting Agreement”) in substantially the form filed as Exhibit 1.1 to the Registration Statement. The opinion set forth below is based on the assumption that, prior to the sale of the Shares or any Additional Shares pursuant to the Underwriting Agreement, the Company shall have filed with the Secretary of State of the State of Delaware in accordance with the General Corporation Law (the “DGCL”) and the Limited Liability Company Act (the “LLC Act”) of the State of Delaware (i) a Certificate of Conversion to effect the conversion of the Company from a Delaware limited liability company to a Delaware corporation as contemplated by the Plan of Conversion filed as Exhibit 2.1 to the Registration Statement and (ii) the Certificate of Incorporation of the Company in the form filed as Exhibit 3.1 to the Registration Statement, and such filings shall have become effective under the DGCL and the LLC Act.

In our capacity as your counsel in the connection referred to above, we have examined the Plan of Conversion, the forms of the Certificate of Incorporation and Bylaws of the Company and the form of Underwriting Agreement, in each case filed as exhibits to the Registration Statement, and originals, or copies certified or otherwise identified, of corporate records of the Company, including minute books of the Company as furnished to us by the Company, certificates of public officials and of representatives of the Company, statutes and other instruments and documents as a basis for the opinions hereafter expressed. In giving such

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opinions, we have relied on certificates of officers of the Company with respect to the accuracy of the factual matters contained in such certificates. In making our examination, we have assumed that all signatures on all documents examined by us are genuine, that all documents submitted to us as originals are accurate and complete, that all documents submitted to us as copies are true and correct copies of the originals thereof and that all information submitted to us was accurate and complete.

On the basis of the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that, when offered as described in the Registration Statement, and upon the sale of the Shares and any Additional Shares in accordance with the terms and provisions of the Underwriting Agreement and as described in the Registration Statement, the Shares and any Additional Shares will be duly authorized by all necessary corporate action on the part of the Company, validly issued, fully paid and nonassessable.

This opinion is limited to the DGCL and the LLC Act. We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Registration Statement. We also consent to the reference to our Firm under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act and the rules and regulations of the Commission thereunder.

Very truly yours,

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